Exhibit 99.1

4Front Celebrates Launch of Adult-Use Cannabis Sales at Mission Chicago Location

Over 2,300 customers served in the first five days of Illinois adult-use market

VANCOUVER  and PHOENIX, AZ, Jan. 6, 2020 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") is pleased to announce that its Chicago Mission dispensary opened to adult-use clientele at 6 a.m. on January 1, 2020, with an overwhelming response from its customer base. The strong demand persisted throughout the weekend. In the first five days of adult use, the dispensary generated sales of more than $266,000 and served over 2,300 customers.

Customers line up outside 4Front's Mission cannabis dispensary in Chicago on Jan. 1, 2020, the first day of legal adult-use sales in Illinois. (CNW Group/4Front)

"Our Mission South Shore team worked tirelessly in anticipation of the adult-use launch, and their preparedness has shown through in spades," said Kris Krane, President of Mission, 4Front's retail division. "Because our South Shore location is the only adult-use cannabis store on Chicago's Southeast Side, we drew in many customers from a very wide area. I couldn't be prouder of the team's efforts in serving these new customers – they demonstrated that they are ready to show the same uncompromising quality and care they were known for in the two years they worked as a medical cannabis dispensary, but for the significantly increased volumes of adult use. While we expect supply of product to remain tight for the foreseeable future, we remain laser-focused on meeting the strong demand from our customers at friendly price points."

"2020 is when 4Front expects a sharp inflection in our revenue growth, owing to applying our battle-tested operational capabilities across a license portfolio representing a sizable addressable market. We anticipate this acceleration will be aided by a tailwind as the nascent markets we are in, such as Illinois and Massachusetts, begin to grow and mature. The jolt of energy provided by a great Mission South Shore opening is a terrific way to start the year," said Joshua Rosen, CEO of 4Front.

The Mission dispensary, located at 8554 S. Commercial Ave., is the only cannabis retail store on the city's Southeast Side. It has served its neighborhood as a medical cannabis dispensary since 2017.

About 4Front Ventures Corp.

4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with Canadian securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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%CIK: 0001627883

For further information: Investor Contact: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Media Contact: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 07:30e 06-JAN-20